U.S.  SECURITIES AND EXCHANGE COMMISSION    SEC FILE NUM
          Washington, D.C. 20549             BER
                                               0-7349

               FORM 12b-25                   CUSIP NUMBER
       NOTIFICATION OF LATE FILING           947623104

:    Form  10-KSB    G   Form 20-F        G   Form  11-K        X
Form 10-QSB       G   Form N-SAR
              For the period ended: June 30, 1998


PART I: REGISTRANT INFORMATION
Registrant:          WEBCOR ELECTRONICS, INC.
Executive Office:   1612 N. Osceola Avenue
               Clearwater, Florida 34615


PART II: RULES 12b-25(b) & (c)
The subject report could not be filed without unreasonable effort or expense and the Registrant therefore seeks relief pursuant to Rule 12b-25(b).
    (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
    (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. Not Applicable.


PART III: NARRATIVE

     Registrant is seeking a resolution to a broker vote issue. Registrant believes that such a decision will be made soon and that this decision could require significant modification of Registrant's Quarterly Report on Form 10-QSB. Given this contingency, Registrant cannot prepare and file this Quarterly Report on Form 10-QSB without unreasonable effort and expense.


PART IV: OTHER INFORMATION
    (1)   Contact Person:     Ms. Sally Fonner    (813) 443-3434

    (2)Have all periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months been
     filed:  Yes  X    No
     If not, identify report(s):

    (3)Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
     Yes        No  X
     [If so, explain the anticipated change, both narratively and quantitatively, and state the reasons why a reasonable estimate of the results cannot be made.]



WEBCOR ELECTRONICS, INC. has caused this notification to be signed on its behalf by the undersigned duly authorized.

Date: June 30, 1998                                           By:
                                   Sally  Fonner,  President  and
sole Director  813-443-3434